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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. _______________)*


                              Antares Pharma, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    036642106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Keyna P. Skeffington
                               Faegre & Benson LLP
                             2200 Wells Fargo Center
                               90 South 7th Street
                              Minneapolis, MN 55402
                                 (612) 336-3464
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                January 31, 2001
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D

----------------------                                 ------------------------
CUSIP NO. 036642106                                         PAGE 2 OF 7 PAGES
----------------------                                  -----------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Permatec Holding AG
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

                OO
--------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]


--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                Switzerland
--------------------------------------------------------------------------------
                                       7     SOLE VOTING POWER

                                              5,650,000 shares
                  NUMBER OF            ----------------------------------------
                   SHARES              8     SHARED VOTING POWER
                BENEFICIALLY
                  OWNED BY                        0 shares
                    EACH               ----------------------------------------
                  REPORTING            9     SOLE DISPOSITIVE POWER
                   PERSON
                    WITH                       5,650,000 shares
                                       ----------------------------------------
                                       10    SHARED DISPOSITIVE POWER

                                                  0 shares
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,650,000 shares

--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    68.3%


--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*    CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                                          2 of 7

                                  SCHEDULE 13D

----------------------                                 ------------------------
CUSIP NO. 036642106                                         PAGE 3 OF 7 PAGES
----------------------                                  -----------------------


--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Dr. Jacques Gonella
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

                OO
--------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                Switzerland
--------------------------------------------------------------------------------
                                       7     SOLE VOTING POWER

                                                  0 shares
                  NUMBER OF            ----------------------------------------
                   SHARES              8     SHARED VOTING POWER
                BENEFICIALLY
                  OWNED BY                     5,650,000 shares
                    EACH               ----------------------------------------
                  REPORTING            9     SOLE DISPOSITIVE POWER
                   PERSON
                    WITH                          0 shares
                                       ----------------------------------------
                                       10    SHARED DISPOSITIVE POWER

                                               5,650,000 shares
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,650,000 shares

--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    68.3%

--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*    IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                                          3 of 7

ITEM 1.  SECURITY AND ISSUER

The class of security to which this statement relates is the Common Stock, par value $.01 per share, of Antares Pharma, Inc. (formerly known as Medi-Ject corporation). The name and address of the principal executive offices of the issuer of such securities are Antares Pharma, Inc., 161 Cheshire Lane, Suite 100, Plymouth, Minnesota 55441.

ITEM 2.  IDENTITY AND BACKGROUND

    a.) and b.) The names and business addresses of the persons filing this statement are as follows:

Permatec Holding AG
Gewerbestrasse 18
CH-4123 Allschwil, Switzerland

Dr. Jacques Gonella
c/o Permatec Holding AG
Gewerbestrasse 18
CH-4123 Allschwil, Switzerland

    c.) Permatec Holding AG is a corporation organized under the laws of Switzerland. Dr. Jacques Gonella is Chairman of Permatec Holding AG.

    d.) The response to this item is negative for all persons listed above.

    e.) The response to this item is negative for all persons listed above.

    f.) Permatecc Holding AG is a Swiss corporation. Dr. Jacques Gonella is a citizen of Switzerland.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    2,900,000 of the subject shares were acquired above pursuant to a stock Purchase Agreement dated as of July 14, 2000 (the "Purchase Agreement") by and among Antares Pharma, Inc. ("Antares"), Permatec Holding AG ("Permatec"), Permatec Pharma AG, Permatec Technologie AG, and Permatec NV. Pursuant to the Purchase Agreement, on January 31, 2001 (the "Closing Date") Permatec Holding AG acquired 2,900,000 shares of Antares $.01 par value common stock in exchange for all of the issued and outstanding shares of three wholly-owned subsidiaries of Permatec Holding AG: Permatec Pharma AG, Permatec Technologie AG and Permatec NV.

    2,750,000 of the subject shares were acquired above pursuant to the conversion of 27,500 shares of Series C Convertible Preferred Stock, $.01 par value per share of Antares. This Series C Stock was acquired by Permatec in exchange for outstanding promissory notes of Antares held by Permatec in the aggregate amount of $5,500,000.


ITEM 4.  PURPOSE OF TRANSACTION

    Please see explanation set forth above with respect to Item 3 for purposes of the acquisition of securities of the issuer. The answers to Item 4 are as follows:

    a.) Inapplicable

    b.) Inapplicable

    c.) Inapplicable

    d.) Inapplicable

    e.) Inapplicable

    f.) Inapplicable

    g.) Inapplicable

    h.) Inapplicable

    i.) Inapplicable

    j.) Inapplicable


                                                                          4 of 7

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a)

    Permatec Holding AG is the beneficial owner of 5,650,000 shares of $.01 par value common stock of the issuer. Dr. Jacques Gonella is the Chairman of Permatec Holding AG, and owns 96.9% of its issued and outstanding stock.

      (b)

    Permatec Holding AG has the sole power to vote and the sole dispositive power over 5,650,000 shares of $.01 par value common stock of the issuer. Dr. Jacques Gonella has shared power to vote and shared dispositive power over 5,650,000 shares of common stock of Antares Pharma, Inc. in connection with his control of Permatec.

      (c)

    The only transactions in the common stock of the issuer that were effected by any of the reporting persons during the past sixty days are the transactions described in Item 3 above.

      (d)

    No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the subject securities.

      (e)

    Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    Filed as Exhibit A to this Form 13D is an agreement by the persons filing this Form 13D to make a joint filing.


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SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


---------------------------------         ------------------------------------
      February 27, 2001                                Signature

                                                  PERMATEC HOLDING AG

                                             By /s/ Dr. Jacques Gonella
                                                -----------------------
                                                Dr. Jacques Gonella
                                                       Chairman
                                          ------------------------------------

                                                /s/ Dr. Jacques Gonella
                                          ------------------------------------
                                                    Dr. Jacques Gonella



                                                                         6 of 7
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         The undersigned hereby agree to file a joint Schedule 13D with respect to the interests of the undersigned in Antares Pharma, Inc. and that the
Schedule 13D to which this Exhibit A is attached has been filed on behalf of each of the undersigned.



February 22, 2001                                PERMATEC HOLDING AG

                                                 By  /s/ Dr. Jacques Gonella
                                                    ---------------------------
                                                    Dr. Jacques Gonella
                                                      Chairman



                                                 By  /s/ Dr. Jacques Gonella
                                                    ---------------------------
                                                    Dr. Jacques Gonella


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